Chubb Group of Insurance Companies             DECLARATIONS
                                               FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey      COMPANY ASSET PROTECTION BOND
07059

NAME OF ASSURED (including its Subsidiaries):  Bond Number: 82047441

MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN
ENDORSEMENT NO. 1                              FEDERAL INSURANCE COMPANY

200 Clarendon Street                           Incorporated under the laws of
Boston, MA 02116                               Indiana
                                               a stock insurance company herein
                                               called the COMPANY
                                               Capital Center, 251 North
                                               Illinois, Suite 1100
                                               Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD:          from  12:01 a.m.  on    June 30, 2007

                                to  12:01 a.m.  on    June 30, 2008

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

     If "Not Covered" is inserted below opposite any specified  INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted.
     There shall be no deductible  applicable to any loss under INSURING  CLAUSE
     1. sustained by any Investment Company.

                                                                      DEDUCTIBLE
INSURING CLAUSE                       LIMIT OF LIABILITY              AMOUNT

1.   Employee                         $ 1,500,000                     $ 50,000

2.   On Premises                      $ 1,500,000                     $ 50,000

3.   In Transit                       $ 1,500,000                     $ 50,000

4.   Forgery or
     Alteration                       $ 1,500,000                     $ 50,000

5.   Extended Forgery                 $ 1,500,000                     $ 50,000

6.   Counterfeit Money                $ 1,500,000                     $ 50,000

7.   Threats to Person                $ 1,500,000                     $ 50,000

8.   Computer System                  $ 1,500,000                     $ 50,000

9.   Voice Initiated Funds
     Transfer Instruction             $ 1,500,000                     $ 50,000

10.  Uncollectible Items of Deposit   $ 1,500,000                     $ 50,000

11.  Audit Expense                    $   100,000                     $ 25,000

12.  Telefacsimile Instruction        $ 1,500,000                     $ 50,000

ITEM 3.  THE  LIABILITY  OF THE  COMPANY  IS ALSO  SUBJECT  TO THE  TERMS OF THE
FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

     1 - 10

IN  WITNESS  WHEREOF,  THE  COMPANY  has  caused  this  Bond to be signed by its authorized  officers,  but it  shall  not be  valid  unless  also  signed  by an authorized representative of the Company.

/s/W. Andrew Macon                                   /s/Thomas F. Motamed
Secretary                                            President

Countersigned by: ________________________           /s/ Robert Hamburger
                                                     Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

                    The  COMPANY,  in  consideration  of payment of the required premium,  and in reliance on the  APPLICATION  and all other statements made and information  furnished to the COMPANY by the ASSURED,  and subject to the DECLARATIONS made a part of this Bond and to all  other  terms  and  conditions  of this
                    Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee       1.   Loss  resulting   directly  from  Larceny  or   Embezzlement
                    committed  by  any  Employee,  alone  or in  collusion  with others.

On Premises    2.   Loss of Property resulting directly from robbery,  burglary,
                    false   pretenses,   common   law  or   statutory   larceny,
                    misplacement,    mysterious   unexplainable   disappearance,
                    damage, destruction or removal, from the possession, custody or control of the ASSURED,  while such Property is lodged or deposited at premises located anywhere.

In Transit     3.   Loss of  Property  resulting  directly  from  common  law or statutory larceny,  misplacement,  mysterious  unexplainable disappearance,  damage or destruction, while the Property is in transit anywhere:

                    a.   in an armored  motor  vehicle,  including  loading  and
                         unloading thereof,

                    b.   in  the  custody  of  a  natural  person  acting  as  a
                         messenger of the ASSURED, or

                    c.   in the  custody of a  Transportation  Company and being
                         transported in a conveyance other than an armored motor
                         vehicle  provided,   however,   that  covered  Property
                         transported in such manner is limited to the following:

                    (1)  written records,

                    (2)  securities  issued in  registered  form,  which are not endorsed or are restrictively endorsed, or

                    (3)  negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

                    Coverage  under this INSURING  CLAUSE begins  immediately on the  receipt  of such  Property  by the  natural  person  or
                    Transportation  Company and ends  immediately on delivery to the premises of the  addressee or to any  representative  of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

Insuring Clauses
(continued)

Forgery Or
Alteration     4.   Loss resulting directly from:

                    a.   Forgery on, or fraudulent  material  alteration of, any
                         bills  of  exchange,   checks,   drafts,   acceptances,
                         certificates of deposits,  promissory notes, due bills,
                         money orders, orders upon public treasuries, letters of
                         credit, other written promises, orders or directions to
                         pay  sums  certain  in  money,   or  receipts  for  the
                         withdrawal of Property, or

                    b.   transferring,  paying or delivering  any funds or other
                         Property,  or  establishing  any  credit or giving  any
                         value in reliance on any written instructions,  advices
                         or applications  directed to the ASSURED authorizing or
                         acknowledging  the  transfer,   payment,   delivery  or
                         receipt of funds or other Property, which instructions,
                         advices or  applications  fraudulently  purport to bear
                         the  handwritten  signature  of  any  customer  of  the
                         ASSURED,  or  shareholder or subscriber to shares of an
                         Investment Company, or of any financial  institution or
                         Employee   but   which    instructions,    advices   or
                         applications   either  bear  a  Forgery  or  have  been
                         fraudulently  materially  altered without the knowledge
                         and consent of such customer, shareholder,  subscriber,
                         financial institution or Employee;

                    excluding,  however,  under  this  INSURING  CLAUSE any loss covered under  INSURING  CLAUSE 5. of this Bond,  whether or not coverage  for INSURING  CLAUSE 5. is provided for in the
                    DECLARATIONS of this Bond.

                    For the  purpose of this  INSURING  CLAUSE,  a  mechanically reproduced  facsimile  signature  is  treated  the same as a handwritten signature.

Extended       5.   Loss  resulting  directly from the ASSURED  having,  in good
Forgery             faith,  and in the ordinary course of business,  for its own account or the account of others in any capacity:

                    a.   acquired,  accepted or received,  accepted or received,
                         sold or delivered,  or given value,  extended credit or
                         assumed   liability,   in  reliance  on  any   original
                         Securities,  documents  or  other  written  instruments
                         which prove to:

                    (1)  bear a Forgery or a fraudulently material alteration,

                    (2)  have been lost or stolen, or

                    (3)  be Counterfeit, or

                    b.   guaranteed  in writing or witnessed  any  signatures on
                         any  transfer,  assignment,  bill  of  sale,  power  of
                         attorney,  guarantee,  endorsement or other  obligation
                         upon or in connection with any Securities, documents or
                         other written instruments.

                    Actual physical  possession,  and continued  actual physical possession  if  taken  as  collateral,  of such  Securities, documents  or  other  written  instruments  by an  Employee,
                    Custodian,   or  a  Federal  or  State   chartered   deposit
                    institution  of the ASSURED is a condition  precedent to the
                    ASSURED  having  relied on such items.  Release or return of such collateral is an  acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

Insuring Clauses

Extended Forgery    For the  purpose of this  INSURING  CLAUSE,  a  mechanically
(continued)         reproduced  facsimile  signature  is  treated  the same as a handwritten signature.

Counterfeit    6.   Loss  resulting  directly from the receipt by the ASSURED in
Money               good faith of any Counterfeit money.

Threats To     7.   Loss resulting directly from surrender of Property away from
Person              an  office  of  the   ASSURED   as  a  result  of  a  threat
                    communicated to the ASSURED to do bodily harm to an Employee as defined in Section  1.e.  (1), (2) and (5), a Relative or invitee of such Employee,  or a resident of the household of such  Employee,  who is, or allegedly is, being held captive provided,  however,  that  prior  to the  surrender  of such
                    Property:

                    a.   the  Employee  who  receives  the  threat  has  made  a
                         reasonable  effort to notify an officer of the  ASSURED
                         who is not involved in such threat, and

                    b.   the ASSURED has made a reasonable  effort to notify the
                         Federal   Bureau   of   Investigation   and  local  law
                         enforcement authorities concerning such threat.

                    It is agreed that for purposes of this INSURING CLAUSE,  any
                    Employee  of the  ASSURED,  as set  forth  in the  preceding paragraph,  shall be deemed to be an ASSURED hereunder,  but only with respect to the surrender of money,  securities and other tangible  personal property in which such Employee has a legal or equitable interest.

Computer       8.   Loss resulting directly from fraudulent:
System

                    a.   entries of data into, or

                    b.   changes of data elements or programs within, a Computer
                         System, provided the fraudulent entry or change causes:

                    (1)  funds  or other  property  to be  transferred,  paid or delivered,

                    (2)  an account  of the  ASSURED  or of its  customer  to be added, deleted, debited or credited, or

                    (3)  an unauthorized  account or a fictitious  account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

Insuring Clauses
(continued)

Voice          9.   Loss resulting  directly from Voice Initiated Funds Transfer
Initiated           Instruction directed to the ASSURED authorizing the transfer
Funds               of dividends or redemption  proceeds of  Investment  Company
Transfer            shares  from  a  Customer's  account,  provided  such  Voice
Instruction         Initiated Funds Transfer Instruction was:

                    a.   received at the ASSURED'S offices by those Employees of
                         the  ASSURED  specifically  authorized  to receive  the
                         Voice Initiated Funds Transfer Instruction,

                    b.   made by a person purporting to be a Customer, and

                    c.   made by said  person for the  purpose  of  causing  the
                         ASSURED  or  Customer  to  sustain  a loss or making an
                         improper personal financial gain for such person or any
                         other person.

                    In order for coverage to apply under this  INSURING  CLAUSE, all Voice  Initiated  Funds  Transfer  Instructions  must be received and  processed in  accordance  with the  Designated
                    Procedures  outlined  in the  APPLICATION  furnished  to the
                    COMPANY.

Uncollectible  10.  Loss resulting  directly from the ASSURED having credited an
Items of            account of a  customer,  shareholder  or  subscriber  on the
Deposit             faith  of  any   Items  of   Deposit   which   prove  to  be
                    uncollectible,  provided  that the crediting of such account causes:

                    a.   redemptions or withdrawals to be permitted,

                    b.   shares to be issued, or

                    c.   dividends to be paid,

                    from an account of an Investment Company.

                    In order for coverage to apply under this  INSURING  CLAUSE, the  ASSURED  must hold  Items of  Deposit  for the  minimum number of days stated in the APPLICATION  before  permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                    Items of Deposit shall not be deemed uncollectible until the
                    ASSURED'S standard collection procedures have failed.

Audit Expense  11.  Expense incurred by the ASSURED for that part of the cost of
                    audits  or   examinations   required  by  any   governmental
                    regulatory  authority or self-regulatory  organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss  sustained by the ASSURED and covered by this Bond.

   ICAP Bond (5-98)
   Form 17-02-1421 (Ed. 5-98)                                       Page 4 of 19

General Agreements

Additional     A.   If more than one corporation,  or Investment Company, or any
Companies           combination of them is included as the ASSURED herein:
Included As
Assured        (1)  The total  liability of the COMPANY under this Bond for loss or losses  sustained by any one or more or all of them shall not exceed the limit for which the  COMPANY  would be liable under this Bond if all such loss were  sustained  by any one of them.

               (2)  Only the first named  ASSURED shall be deemed to be the sole agent  of the  others  for all  purposes  under  this  Bond, including  but not limited to the giving or receiving of any notice or proof  required to be given and for the purpose of effecting or accepting any  amendments to or  termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the  Bond and  with  any  amendment  thereto, together  with a copy of each formal  filing of claim by any other  named  ASSURED and  notification  of the terms of the settlement of each such claim prior to the execution of such settlement.

               (3)  The  COMPANY  shall  not  be  responsible   for  the  proper
                    application of any payment made hereunder to the first named
                    ASSURED.

               (4)  Knowledge  possessed  or  discovery  made  by  any  partner, director,  trustee,  officer or supervisory  employee of any
                    ASSURED shall  constitute  knowledge or discovery by all the
                    ASSUREDS for the purposes of this Bond.

               (5)  If the  first  named  ASSURED  ceases  for any  reason to be covered under this Bond,  then the ASSURED next named on the
                    APPLICATION  shall  thereafter  be  considered  as the first named ASSURED for the purposes of this Bond.

Representation B.   The ASSURED represents that all information it has furnished
Made By             in the Assured  APPLICATION  for this Bond or  otherwise  is
Assured             complete,  true and  correct.  Such  APPLICATION  and  other information constitute part of this Bond.

               The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

               Any  intentional  misrepresentation,   omission,  concealment  or
               incorrect  statement of a material  fact, in the  APPLICATION  or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

General Agreements
(continued)

Additional     C.   If the ASSURED, other than an Investment Company, while this
Offices Or          Bond is in force,  merges or consolidates with, or purchases
Employees -         or acquires  assets or liabilities  of another  institution,
Consolidation,      the ASSURED shall not have the coverage  afforded under this
Merger Or           Bond for loss which has:
Purchase Or
Acquisition Of      (1)  occurred or will occur on premises, or
Assets
Or Liabilities      (2)  been caused or will be caused by an employee, or
- Notice To
Company             (3)  arisen or will arise out of the assets or  liabilities,

                         of such institution, unless the ASSURED:

                    a.   gives  the  COMPANY  written  notice  of  the  proposed
                         consolidation,  merger or  purchase or  acquisition  of
                         assets or liabilities  prior to the proposed  effective
                         date of such action, and

                    b.   obtains  the  written  consent of the COMPANY to extend
                         some or all of the  coverage  provided  by this Bond to
                         such additional exposure, and

                    c.   on  obtaining  such  consent,  pays to the  COMPANY  an
                         additional premium.

Change Of      D.   When the ASSURED  learns of a change in control  (other than
Control -           in an Investment Company),  as set forth in Section 2(a) (9)
Notice To           of the  Investment  Company Act of 1940,  the ASSURED  shall
Company             within  sixty (60) days give  written  notice to the COMPANY setting forth:

                    (1)  the names of the  transferors  and  transferees (or the names of the beneficial owners if the voting securities
                         are registered in another name),

                    (2)  the  total  number of  voting  securities  owned by the transferors  and the  transferees  (or  the  beneficial
                         owners),   both   immediately   before  and  after  the
                         transfer, and

                    (3)  the total number of outstanding voting securities.

                    Failure  to  give  the  required   notice  shall  result  in
                    termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs    E.   The COMPANY will  indemnify  the ASSURED for court costs and
And Attorneys'      reasonable  attorneys' fees incurred and paid by the ASSURED
Fees                in defense, whether or not successful,  whether or not fully litigated on the merits and whether or not  settled,  of any claim,  suit or legal  proceeding  with respect to which the
                    ASSURED  would be  entitled  to  recovery  under  this Bond.
                    However, with respect to INSURING CLAUSE 1., this Section
                    shall only apply in the event that:

                    (1)  an  Employee  admits  to being  guilty  of  Larceny  or
                         Embezzlement,

                    (2)  an Employee is  adjudicated  to be guilty of Larceny or
                         Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

General Agreements

Court Costs And     (3)  in the absence of 1 or 2 above,  an  arbitration  panel
Attorneys' Fees          agrees,  after a review of an agreed statement of facts
(continued)              between the COMPANY and the  ASSURED,  that an Employee
                         would be found  guilty of  Larceny or  Embezzlement  if
                         such Employee were prosecuted.

               The ASSURED shall promptly give notice to the COMPANY of any such suit or legal  proceeding and at the request of the COMPANY shall furnish  copies  of all  pleadings  and  pertinent  papers to the
               COMPANY.  The COMPANY may, at its sole  option,  elect to conduct the defense of all or part of such legal proceeding.  The defense by the  COMPANY  shall  be in the  name  of the  ASSURED  through attorneys selected by the COMPANY.  The ASSURED shall provide all reasonable  information and assistance as required by the COMPANY for such defense.

               If the COMPANY  declines  to defend the  ASSURED,  no  settlement without the prior  written  consent of the  COMPANY nor  judgment against the ASSURED  shall  determine  the  existence,  extent or amount of coverage under this Bond.

               If the amount  demanded in any such suit or legal  proceeding  is within the DEDUCTIBLE  AMOUNT,  if any, the COMPANY shall have no liability  for  court  costs  and  attorney's  fees  incurred  in defending all or part of such suit or legal proceeding.

               If the amount demanded in any such suit or legal proceeding is in excess  of the  LIMIT  OF  LIABILITY  stated  in  ITEM  2. of the
               DECLARATIONS for the applicable  INSURING  CLAUSE,  the COMPANY'S liability  for  court  costs  and  attorney's  fees  incurred  in defending  all or part  of such  suit  or  legal  proceedings  is limited to the proportion of such court costs and attorney's fees incurred  that the  LIMIT OF  LIABILITY  stated in ITEM 2. of the
               DECLARATIONS  for the  applicable  INSURING  CLAUSE  bears to the total of the amount demanded in such suit or legal proceeding.

               If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE  AMOUNT, if any, but within the LIMIT OF
               LIABILITY   stated  in  ITEM  2.  of  the  DECLARATIONS  for  the
               applicable  INSURING  CLAUSE,  the COMPANY'S  liability for court costs and  attorney's  fees  incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's  fees that the amount  demanded that would be payable  under this Bond after  application  of the
               DEDUCTIBLE AMOUNT, bears to the total amount demanded.

               Amounts paid by the COMPANY for court costs and  attorneys'  fees shall be in addition to the LIMIT OF LIABILITY  stated in ITEM 2.
               of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

Conditions And
Limitations

Definitions    1.   As used in this Bond:

                    a.   Computer System means a computer and all input, output,
                         processing,  storage,  off-line  media  libraries,  and
                         communication  facilities  which are  connected  to the
                         computer   and  which  are   under  the   control   and
                         supervision    of   the    operating    system(s)    or
                         application(s) software used by the ASSURED.

                    b.   Counterfeit  means  an  imitation  of an  actual  valid
                         original  which is  intended to deceive and be taken as
                         the original.

                    c.   Custodian  means  the  institution   designated  by  an
                         Investment  Company to maintain  possession and control
                         of its assets.

                    d.   Customer means an individual,  corporate,  partnership,
                         trust   customer,   shareholder  or  subscriber  of  an
                         Investment  Company which has a written  agreement with
                         the  ASSURED  for  Voice   Initiated   Funds   Transfer
                         Instruction.

                    e.   Employee means:

                    (1)  an officer of the ASSURED,

                    (2)  a natural  person  while in the regular  service of the
                         ASSURED   at  any  of  the   ASSURED'S   premises   and
                         compensated directly by the ASSURED through its payroll
                         system  and  subject  to  the  United  States  Internal
                         Revenue Service Form W-2 or equivalent income reporting
                         plans of other countries,  and whom the ASSURED has the
                         right to control and direct both as to the result to be
                         accomplished and details and means by which such result
                         is accomplished in the performance of such service,

                    (3)  a guest student pursuing  studies or performing  duties in any of the ASSURED'S premises,

                    (4)  an attorney  retained by the ASSURED and an employee of such attorney while either is performing legal services
                         for the ASSURED,

                    (5)  a natural person  provided by an employment  contractor to perform  employee  duties for the ASSURED  under the
                         ASSURED'S supervision at any of the ASSURED'S premises,

                    (6)  an employee of an  institution  merged or  consolidated with the ASSURED  prior to the  effective  date of this
                         Bond,

                    (7)  a director  or trustee of the  ASSURED,  but only while performing  acts within the scope of the  customary and
                         usual  duties of any  officer or other  employee of the
                         ASSURED  or while  acting as a member of any  committee
                         duly  elected or  appointed to examine or audit or have
                         custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19

Conditions And
Limitations

Definitions         (8)  each  natural   person,   partnership   or  corporation
(continued)              authorized  by written  agreement  with the  ASSURED to
                         perform services as electronic data processor of checks
                         or other accounting  records related to such checks but
                         only while such person,  partnership  or corporation is
                         actually performing such services and not:

                    a.   creating,  preparing,   modifying  or  maintaining  the
                         ASSURED'S computer software or programs, or

                    b.   acting  as  transfer  agent  or  in  any  other  agency
                         capacity in issuing  checks,  drafts or securities  for
                         the ASSURED,

                    (9)  any  partner,  officer  or  employee  of an  investment advisor, an underwriter (distributor), a transfer agent
                         or   shareholder   accounting   recordkeeper,   or   an
                         administrator,   for  an   Investment   Company   while
                         performing   acts  coming   within  the  scope  of  the
                         customary and usual duties of an officer or employee of
                         an  Investment  Company  or  acting  as a member of any
                         committee  duly elected or appointed to examine,  audit
                         or  have  custody  of  or  access  to  Property  of  an
                         Investment Company.

               The term  Employee  shall not  include  any  partner,  officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                    a.   which is not an  "affiliated  person"  (as  defined  in
                         Section 2(a) of the Investment  Company Act of 1940) of
                         an Investment  Company or of the investment  advisor or
                         underwriter  (distributor) of such Investment  Company,
                         or

                    b.   which is a "bank" (as  defined  in Section  2(a) of the
                         Investment Company Act of 1940).

                         This  Bond  does not  afford  coverage  in favor of the
                         employers  of persons  as set forth in e. (4),  (5) and
                         (8)  above,  and upon  payment  to the  ASSURED  by the
                         COMPANY resulting directly from Larceny or Embezzlement
                         committed by any of the partners, officers or employees
                         of such employers, whether acting alone or in collusion
                         with others,  an  assignment  of such of the  ASSURED'S
                         rights and causes of action as it may have against such
                         employers by reason of such acts so committed shall, to
                         the extent of such payment,  be given by the ASSURED to
                         the COMPANY,  and the ASSURED  shall execute all papers
                         necessary to secure to the COMPANY the rights  provided
                         for herein.

                    Each employer of persons as set forth in e.(4),  (5) and (8)
                    above and the partners, officers and other employees of such employers shall  collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                    Independent  contractors not specified in e.(4),  (5) or (8)
                    above,    intermediaries,    agents,    brokers   or   other
                    representatives  of the same general  character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

Conditions And
Limitations

Definitions         f.   Forgery  means  the  signing  of the  name  of  another
(continued)              natural  person with the intent to deceive but does not
                         mean a signature  which consists in whole or in part of
                         one's  own  name,  with or  without  authority,  in any
                         capacity for any purpose.

                    g.   Investment   Company  means  any   investment   company
                         registered under the Investment Company Act of 1940 and
                         listed under the NAME OF ASSURED on the DECLARATIONS.

                    h.   Items of  Deposit  means  one or more  checks or drafts
                         drawn upon a financial institution in the United States
                         of America.

                    i.   Larceny or  Embezzlement  means larceny or embezzlement
                         as defined in Section 37 of the Investment  Company Act
                         of 1940.

                    j.   Property   means  money,   revenue  and  other  stamps;
                         securities;  including any note, stock, treasury stock,
                         bond, debenture, evidence of indebtedness,  certificate
                         of deposit, certificate of interest or participation in
                         any  profit-  sharing   agreement,   collateral   trust
                         certificate,     preorganization     certificate     or
                         subscription,  transferable share, investment contract,
                         voting trust certificate,  certificate of deposit for a
                         security, fractional undivided interest in oil, gas, or
                         other  mineral  rights,  any  interest  or  instruments
                         commonly  known  as a  security  under  the  Investment
                         Company Act of 1940, any other  certificate of interest
                         or participation  in, temporary or interim  certificate
                         for, receipt for,  guarantee of, or warrant or right to
                         subscribe to or purchase any of the foregoing; bills of
                         exchange; acceptances; checks; withdrawal orders; money
                         orders;  travelers' letters of credit; bills of lading;
                         abstracts   of  title;   insurance   policies,   deeds,
                         mortgages  on real  estate  and/or  upon  chattels  and
                         interests therein;  assignments of such policies, deeds
                         or mortgages; other valuable papers, including books of
                         accounts  and other  records used by the ASSURED in the
                         conduct of its business (but  excluding all  electronic
                         data processing  records);  and, all other  instruments
                         similar to or in the nature of the  foregoing  in which
                         the  ASSURED  acquired  an  interest at the time of the
                         ASSURED'S  consolidation or merger with, or purchase of
                         the  principal  assets of, a  predecessor  or which are
                         held by the ASSURED for any purpose or in any  capacity
                         and whether so held  gratuitously or not and whether or
                         not the ASSURED is liable therefor.

                    k.   Relative  means the spouse of an Employee or partner of
                         the ASSURED and any unmarried  child  supported  wholly
                         by, or living in the home of, such  Employee or partner
                         and being  related to them by blood,  marriage or legal
                         guardianship.

                    l.   Securities,  documents  or  other  written  instruments
                         means  original   (including   original   counterparts)
                         negotiable   or    non-negotiable    instruments,    or
                         assignments   thereof,   which  in  and  of  themselves
                         represent an equitable interest, ownership, or debt and
                         which  are  in  the   ordinary   course   of   business
                         transferable by delivery of such  instruments  with any
                         necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

Conditions And
Limitations

Definitions         m.   Subsidiary   means  any   organization   that,  at  the
(continued)              inception   date  of  this   Bond,   is  named  in  the
                         APPLICATION or is created during the BOND PERIOD and of
                         which more than fifty percent (50%) of the  outstanding
                         securities  or voting rights  representing  the present
                         right to vote for  election  of  directors  is owned or
                         controlled  by the ASSURED  either  directly or through
                         one or more of its subsidiaries.

                    n.   Transportation  Company  means any  organization  which
                         provides   its   own  or  its   leased   vehicles   for
                         transportation or which provides freight  forwarding or
                         air express services.

                    o.   Voice Initiated Election means any election  concerning
                         dividend  options   available  to  Investment   Company
                         shareholders or subscribers which is requested by voice
                         over the telephone.

                    p.   Voice  Initiated  Redemption  means any  redemption  of
                         shares  issued  by  an  Investment   Company  which  is
                         requested by voice over the telephone.

                    q.   Voice  Initiated Funds Transfer  Instruction  means any
                         Voice Initiated Redemption or Voice Initiated Election.

                    For the purposes of these definitions, the singular includes the plural  and the plural  includes  the  singular,  unless otherwise indicated.

General        2.   This bond does not directly or indirectly cover:
Exclusions -        a.   loss not  reported  to the  COMPANY in  writing  within
Applicable to            sixty  (60) days after  termination  of this Bond as an
All Insuring             entirety;
Clauses
                    b.   loss due to riot or civil commotion  outside the United
                         States  of  America  and  Canada,  or any  loss  due to
                         military,  naval or usurped power, war or insurrection.
                         This  Section  2.b.,  however,  shall not apply to loss
                         which occurs in transit in the circumstances recited in
                         INSURING CLAUSE 3., provided that when such transit was
                         initiated  there  was no  knowledge  on the part of any
                         person  acting  for the  ASSURED  of such  riot,  civil
                         commotion,  military,  naval or usurped  power,  war or
                         insurrection;

                    c.   loss resulting  from the effects of nuclear  fission or
                         fusion or radioactivity;

                    d.   loss of potential income including, but not limited to,
                         interest and  dividends  not realized by the ASSURED or
                         by any customer of the ASSURED;

                    e.   damages  of any type for which the  ASSURED  is legally
                         liable,  except compensatory damages, but not multiples
                         thereof, arising from a loss covered under this Bond;

                    f.   costs,  fees and  expenses  incurred  by the ASSURED in
                         establishing  the  existence of or amount of loss under
                         this Bond,  except to the extent covered under INSURING
                         CLAUSE 11.;

                    g.   loss resulting from indirect or  consequential  loss of
                         any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

Conditions And
Limitations

General             h.   loss resulting from dishonest acts by any member of the
Exclusions -             Board of  Directors or Board of Trustees of the ASSURED
Applicable to            who is not an  Employee,  acting  alone or in collusion
All Insuring             with others;
Clauses
(continued)         i.   loss, or that part of any loss,  resulting  solely from
                         any violation by the ASSURED or by any Employee:

                    (1)  of any law regulating:

                    a.   the issuance, purchase or sale of securities,

                    b.   securities   transactions   on  security  or  commodity
                         exchanges or the over the counter market,

                    c.   investment companies,

                    d.   investment advisors, or

                    (2)  of any rule or  regulation  made  pursuant  to any such law; or

                    j.   loss of confidential information, material or data;

                    k.   loss  resulting  from voice  requests  or  instructions
                         received over the  telephone,  provided  however,  this
                         Section 2.k.  shall not apply to INSURING  CLAUSE 7. or
                         9.

Specific       3.   This Bond does not directly or indirectly cover:
Exclusions -
Applicable To       a.   loss caused by an  Employee,  provided,  however,  this
All  Insuring            Section  3.a.  shall  not apply to loss  covered  under
Clauses Except           INSURING  CLAUSE 2. or 3. which  results  directly from
Insuring                 misplacement,  mysterious unexplainable  disappearance,
Clause 1.                or damage or destruction of Property;

                    b.   loss  through  the  surrender  of  property  away  from
                         premises of the ASSURED as a result of a threat:

                    (1)  to do bodily harm to any natural person, except loss of
                         Property in transit in the custody of any person acting
                         as messenger of the  ASSURED,  provided  that when such
                         transit was  initiated  there was no  knowledge  by the
                         ASSURED of any such threat,  and provided  further that
                         this  Section 3.b.  shall not apply to INSURING  CLAUSE
                         7., or

                    (2)  to do  damage  to  the  premises  or  Property  of  the
                         ASSURED;

                    c.   loss resulting  from payments made or withdrawals  from
                         any  account   involving   erroneous  credits  to  such
                         account;

                    d.   loss  involving  Items of Deposit which are not finally
                         paid for any reason provided however, that this Section
                         3.d. shall not apply to INSURING CLAUSE 10.;

                    e.   loss of property while in the mail;

 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98)                                        Page 12 of 19

Conditions And
Limitations

Specific            f.   loss  resulting  from the  failure  for any reason of a
Exclusions -             financial or  depository  institution,  its receiver or
Applicable To            other  liquidator  to pay or  deliver  funds  or  other
All  Insuring            Property  to the  ASSURED  provided  further  that this
Clauses Except           Section  3.f.  shall  not  apply  to loss  of  Property
Insuring                 resulting    directly    from    robbery,     burglary,
Clause 1.                misplacement,  mysterious unexplainable  disappearance,
(continued)              damage,  destruction  or removal  from the  possession,
                         custody or control of the ASSURED.

                    g.   loss  of   Property   while   in  the   custody   of  a
                         Transportation  Company,  provided  however,  that this
                         Section 3.g. shall not apply to INSURING CLAUSE 3.;

                    h.   loss  resulting  from  entries  or  changes  made  by a
                         natural  person  with  authorized  access to a Computer
                         System who acts in good faith on  instructions,  unless
                         such  instructions  are  given  to  that  person  by  a
                         software   contractor  or  its  partner,   officer,  or
                         employee authorized by the ASSURED to design,  develop,
                         prepare,  supply,  service, write or implement programs
                         for the ASSURED's Computer System; or

                    i.   loss resulting directly or indirectly from the input of
                         data into a  Computer  System  terminal,  either on the
                         premises  of the  customer  of the ASSURED or under the
                         control  of such a  customer,  by a  customer  or other
                         person  who had  authorized  access  to the  customer's
                         authentication mechanism.

Specific       4.   This bond does not directly or indirectly cover:
Exclusions -
Applicable To       a.   loss resulting from the complete or partial non-payment
All Insuring             of or  default  on  any  loan  whether  such  loan  was
Clauses Except           procured  in good  faith or  through  trick,  artifice,
Insuring                 fraud  or  false  pretenses;  provided,  however,  this
Clauses 1., 4.,          Section 4.a. shall not apply to INSURING CLAUSE 8.;
And 5.
                    b.   loss resulting from forgery or any alteration;

                    c.   loss involving a counterfeit  provided,  however,  this
                         Section 4.c.  shall not apply to INSURING  CLAUSE 5. or
                         6.

Limit Of       5.   At all times prior to  termination  of this Bond,  this Bond
Liability/Non-      shall  continue  in  force  for  the  limit  stated  in  the
Reduction And       applicable   sections  of  ITEM  2.  of  the   DECLARATIONS,
Non-                notwithstanding  any previous loss for which the COMPANY may
Accumulation        have  paid or be liable  to pay  under  this Bond  provided,
Of Liability        however,  that the  liability of the COMPANY under this Bond with respect to all loss resulting from:

                    a.   any one act of burglary, robbery or hold-up, or attempt
                         thereat,   in  which  no  Employee  is   concerned   or
                         implicated, or

                    b.   any one  unintentional  or negligent act on the part of
                         any one person resulting in damage to or destruction or
                         misplacement of Property, or

                    c.   all acts,  other than those  specified in a. above,  of
                         any one person, or

   ICAP Bond (5-98)
   Form 17-02-1421 (Ed. 5-98)                                      Page 13 of 19

Conditions And
Limitations

Limit Of            d.   any one casualty or event other than those specified in
Liability/Non-           a., b., or c. above,
Reduction And
Non-                shall be deemed to be one loss and shall be  limited  to the
Accumulation        applicable  LIMIT  OF  LIABILITY  stated  in  ITEM 2. of the
Of Liability        DECLARATIONS  of this Bond  irrespective of the total amount
(continued)         of such  loss or  losses  and  shall  not be  cumulative  in amounts from year to year or from period to period.

                    All acts, as specified in c. above, of any one person which

                    i.   directly or indirectly  aid in any way wrongful acts of
                         any other person or persons, or

                    ii.  permit the  continuation  of wrongful acts of any other person or persons

                    whether  such  acts  are  committed   with  or  without  the
                    knowledge of the wrongful  acts of the person so aided,  and whether such acts are  committed  with or without the intent to aid such  other  person,  shall be  deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

               6.   This  Bond  applies  only to  loss  first  discovered  by an officer of the  ASSURED  during the BOND  PERIOD.  Discovery occurs at the  earlier of an officer  of the  ASSURED  being aware of:

                    a.   facts which may subsequently result in a loss of a type
                         covered by this Bond, or

                    b.   an actual  or  potential  claim in which it is  alleged
                         that the ASSURED is liable to a third party,

                    regardless  of when the act or acts causing or  contributing to such loss  occurred,  even though the amount of loss does not exceed the applicable  DEDUCTIBLE  AMOUNT,  or the exact amount or details of loss may not then be known.

Notice To      7.   a. The ASSURED shall give the COMPANY  notice thereof at the
Company -           earliest  practicable  moment, not to exceed sixty (60) days
Proof - Legal       after  discovery of loss,  in an amount that is in excess of
Proceedings         50% of the applicable  DEDUCTIBLE  AMOUNT, as stated in ITEM
Against             2. of the DECLARATIONS.
Company

                    b.   The ASSURED shall furnish to the COMPANY proof of loss,
                         duly  sworn to,  with full  particulars  within six (6)
                         months after such discovery.

                    c.   Securities   listed  in  a  proof  of  loss   shall  be
                         identified by  certificate  or bond numbers,  if issued
                         with them.

                    d.   Legal  proceedings  for the  recovery of any loss under
                         this Bond shall not be brought prior to the  expiration
                         of sixty  (60)  days  after  the proof of loss is filed
                         with the COMPANY or after the expiration of twenty-four
                         (24) months from the discovery of such loss.

                    e.   This  Bond  affords  coverage  only  in  favor  of  the
                         ASSURED.  No claim,  suit,  action or legal proceedings
                         shall be brought  under this Bond by anyone  other than
                         the ASSURED.

    ICAP Bond (5-98)
    Form 17-02-1421 (Ed. 5-98)                                     Page 14 of 19

Conditions And
Limitations

Notice To           f.   Proof of loss involving  Voice Initiated Funds Transfer
Company -                Instruction shall include electronic recordings of such
Proof - Legal            instructions.
Proceedings
Against
Company
(continued)

Deductible     8.   The COMPANY  shall not be liable under any INSURING  CLAUSES
Amount              of this Bond on  account  of loss  unless the amount of such loss,  after  deducting the net amount of all  reimbursement and/or recovery obtained or made by the ASSURED,  other than from any Bond or policy of insurance  issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss,  shall exceed  the  DEDUCTIBLE  AMOUNT  set forth in ITEM 3. of the
                    DECLARATIONS, and then for such excess only, but in no event for more than the applicable  LIMITS OF LIABILITY  stated in
                    ITEM 2. of the DECLARATIONS.

                    There shall be no  deductible  applicable  to any loss under
                    INSURING CLAUSE 1. sustained by any Investment Company.

Valuation      9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                    The  value of any loss of  Property  consisting  of books of account or other  records used by the ASSURED in the conduct of its business  shall be the amount paid by the ASSURED for blank books,  blank pages,  or other materials which replace the lost books of account or other records, plus the cost of labor paid by the  ASSURED for the actual  transcription  or copying of data to reproduce  such books of account or other records.

                    The  value  of any  loss of  Property  other  than  books of account or other  records used by the ASSURED in the conduct of its  business,  for  which  a  claim  is  made  shall  be determined  by the average  market value of such Property on the business  day  immediately  preceding  discovery of such loss  provided,  however,  that the  value  of any  Property replaced by the ASSURED  with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

                    In the  case of a loss of  interim  certificates,  warrants, rights  or  other  securities,  the  production  of which is necessary  to  the  exercise  of  subscription,  conversion, redemption or deposit privileges, the value of them shall be the market value of such  privileges  immediately  preceding their  expiration if said loss is not discovered until after their  expiration.  If no market  price is  quoted  for such
                    Property or for such privileges, the value shall be fixed by agreement between the parties.

                    OTHER PROPERTY

                    The  value of any loss of  Property,  other  than as  stated
                    above,  shall  be the  actual  cash  value  or the  cost  of repairing or replacing  such  Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

Conditions And
Limitations
(continued)

Securities     10.  In the  event of a loss of  securities  covered  under  this
Settlement          Bond,  the  COMPANY  may, at its sole  discretion,  purchase replacement  securities,  tender the value of the securities in money,  or issue  its  indemnity  to  effect  replacement securities.

                    The  indemnity  required from the ASSURED under the terms of this Section  against all loss, cost or expense arising from the  replacement  of securities  by the COMPANY'S  indemnity shall be:

                    a.   for securities having a value less than or equal to the
                         applicable  DEDUCTIBLE  AMOUNT  -  one  hundred  (100%)
                         percent;

                    b.   for  securities   having  a  value  in  excess  of  the
                         DEDUCTIBLE  AMOUNT but within the  applicable  LIMIT OF
                         LIABILITY - the percentage  that the DEDUCTIBLE  AMOUNT
                         bears to the value of the securities;

                    c.   for   securities   having  a  value  greater  than  the
                         applicable LIMIT OF LIABILITY - the percentage that the
                         DEDUCTIBLE   AMOUNT  and   portion  in  excess  of  the
                         applicable LIMIT OF LIABILITY bears to the value of the
                         securities.

                    The value  referred to in Section  10.a.,  b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such  securities at the time the loss under the
                    COMPANY'S indemnity is sustained.

                    The COMPANY is not required to issue its  indemnity  for any portion of a loss of securities which is not covered by this
                    Bond;  however,  the  COMPANY may do so as a courtesy to the
                    ASSURED and at its sole discretion.

                    The  ASSURED  shall  pay  the  proportion  of the  Company's premium  charge for the Company's  indemnity as set forth in
                    Section  10.a.,  b.,  and c.  No  portion  of the  LIMIT  OF
                    LIABILITY  shall  be  used as  payment  of  premium  for any indemnity  purchased  by the  ASSURED to obtain  replacement securities.

Subrogation -  11.  In the event of a payment under this Bond, the COMPANY shall
- Assignment -      be  subrogated  to all of the  ASSURED'S  rights of recovery
Recovery            against any person or entity to the extent of such  payment.
                    On  request,  the  ASSURED  shall  deliver to the COMPANY an assignment of the ASSURED'S  rights,  title and interest and causes of action  against any person or entity to the extent of such payment.

                    Recoveries,  whether  effected  by  the  COMPANY  or by  the
                    ASSURED,  shall  be  applied  net of  the  expense  of  such recovery in the following order:

                    a.   first, to the  satisfaction of the ASSURED'S loss which
                         would otherwise have been paid but for the fact that it
                         is in excess of the applicable LIMIT OF LIABILITY,

                    b.   second,  to the COMPANY in satisfaction of amounts paid
                         in settlement of the ASSURED'S claim,

                    c.   third, to the ASSURED in satisfaction of the applicable
                         DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions And
Limitations

Subrogation -       d.   fourth,  to the  ASSURED  in  satisfaction  of any loss
- Assignment -           suffered  by the ASSURED  which was not  covered  under
Recovery                 this Bond.
(continued)

                    Recovery from  reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of 12.  At the COMPANY'S  request and at reasonable times and places
Assured             designated by the COMPANY, the ASSURED shall:

                    a.   submit to  examination  by the COMPANY and subscribe to
                         the same under oath,

                    b.   produce for the  COMPANY'S  examination  all  pertinent
                         records, and

                    c.   cooperate with the COMPANY in all matters pertaining to
                         the loss.

                    The ASSURED shall  execute all papers and render  assistance to secure to the  COMPANY  the  rights  and causes of action provided for under this Bond.  The ASSURED  shall do nothing after loss to prejudice such rights or causes of action.

Termination    13.  If  the  Bond  is  for a  sole  ASSURED,  it  shall  not  be terminated  unless  written  notice shall have been given by the acting party to the affected party and to the Securities and Exchange  Commission,  Washington,  D.C.,  not less than sixty  (60)  days  prior  to  the  effective  date  of  such termination.

                    If  the  Bond  is  for a  joint  ASSURED,  it  shall  not be terminated  unless  written  notice shall have been given by the acting party to the affected  party,  and by the COMPANY to all ASSURED  Investment  Companies and to the  Securities
                    and Exchange  Commission,  Washington,  D.C.,  not less than sixty  (60)  days  prior  to  the  effective  date  of  such termination.

                    This Bond will  terminate as to any one ASSURED,  other than an Investment Company:

                    a.   immediately  on the  taking  over of such  ASSURED by a
                         receiver  or other  liquidator  or by State or  Federal
                         officials, or

                    b.   immediately on the filing of a petition under any State
                         or  Federal   statute   relative   to   bankruptcy   or
                         reorganization  of the ASSURED,  or assignment  for the
                         benefit of creditors of the ASSURED, or

                    c.   immediately upon such ASSURED ceasing to exist, whether
                         through merger into another entity,  disposition of all
                         of its assets or otherwise.

               The COMPANY shall refund the unearned  premium  computed at short rates in  accordance  with the standard  short rate  cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

Conditions And
Limitations

Termination    If any  partner,  director,  trustee,  or officer or  supervisory
(continued)    employee of an ASSURED not acting in  collusion  with an Employee learns of any  dishonest  act  committed by such  Employee at any time,  whether in the  employment  of the  ASSURED or  otherwise, whether or not such act is of the type  covered  under this Bond, and whether  against  the ASSURED or any other  person or entity, the ASSURED:

                    a.   shall immediately  remove such Employee from a position
                         that would enable such Employee to cause the ASSURED to
                         suffer a loss covered by this Bond; and

                    b.   within  forty-eight  (48)  hours  of  learning  that an
                         Employee has committed any dishonest  act, shall notify
                         the   COMPANY,   of  such  action  and   provide   full
                         particulars of such dishonest act.

               The COMPANY may terminate coverage as respects any Employee sixty
               (60) days  after  written  notice  is  received  by each  ASSURED
               Investment  Company and the Securities  and Exchange  Commission,
               Washington,  D.C. of its desire to terminate this Bond as to such
               Employee.

Other          14.  Coverage under this Bond shall apply only as excess over any
Insurance           valid and  collectible  insurance,  indemnity or  suretyship obtained by or on behalf of:

               a.   the ASSURED,

               b.   a Transportation Company, or

               c.   another  entity on whose premises the loss occurred or which
                    employed  the  person   causing  the  loss  or  engaged  the
                    messenger conveying the Property involved.

Conformity     15.  If any limitation  within this Bond is prohibited by any law controlling this Bond's construction,  such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or      16.  This Bond or any instrument  amending or affecting this Bond
Modification        may not be  changed  or  modified  orally.  No  change in or modification  of this Bond shall be  effective  except  when made by  written  endorsement  to  this  Bond  signed  by an authorized representative of the COMPANY.

                    If  this  Bond  is  for  a  sole   ASSURED,   no  change  or
                    modification  which would adversely affect the rights of the
                    ASSURED  shall be  effective  prior to sixty (60) days after written  notice has been  furnished  to the  Securities  and
                    Exchange Commission, Washington, D.C., by the acting party.

 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98)                                        Page 18 of 19

Conditions And
Limitations

Change or           If  this  Bond  is  for  a  joint  ASSURED,   no  charge  or
Modification        modification  which would adversely affect the rights of the
(continued)         ASSURED  shall be  effective  prior to sixty (60) days after written notice has been furnished to all insured  Investment
                    Companies  and to the  Securities  and Exchange  Commission,
                    Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No:         1

                                                       Bond Number:     82047441

NAME OF ASSURED: MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN ENDORSEMENT NO. 1

                          NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the  DECLARATIONS is amended to read as follows:

MGI Funds

MGI US Large Cap Value Equity Fund

MGI US Small/Mid Cap Growth Equity Fund

MGI US Small/Mid Cap Value Equity Fund

MGI Non-US Core Equity Fund

MGI Core Opportunistic Fixed Income Fund

MGI US Short Maturity Fixed Income Fund

MGI US Large Cap Growth Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No:         2

                                                       Bond Number:     82047441

NAME OF ASSURED:               MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN
                               ENDORSEMENT NO. 1

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having  transferred,  paid or delivered  any funds or other  Property  or  established  any  credit, debited any account or given any value on the faith of any  fraudulent instructions  sent by a  Customer,  financial  institution  or another office  of the  ASSURED  by  Telefacsimile  directly  to  the  ASSURED authorizing  or  acknowledging  the  transfer,  payment or delivery of funds or Property or the  establishment of a credit or the debiting of an  account  or  the  giving  of  value  by  the  ASSURED  where  such
          Telefacsimile instructions:

          a.   bear a  valid  test  key  exchanged  between  the  ASSURED  and a
               Customer or another  financial  institution with authority to use such  test key for  Telefacsimile  instructions  in the  ordinary course  of  business,  but  which  test key has  been  wrongfully obtained by a person who was not  authorized  to initiate,  make, validate or authenticate a test key arrangement, and

          b.   fraudulently  purport  to have  been  sent by  such  Customer  or financial  institution when such Telefacsimile  instructions were transmitted  without the knowledge or consent of such Customer or financial  institution  by a person  other than such  Customer or financial  institution  and which bear a Forgery of a  signature, provided  that the  Telefacsimile  instruction  was verified by a direct call back to an employee of the financial institution,  or a  person  thought  by  the  ASSURED  to be the  Customer,  or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of Customer in its entirety, and substituting the following:

     d.   Customer means an individual,  corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written
          agreement  with  the  ASSURED  for  Voice   Initiated  Funds  Transfer
          Instruction or Telefacsimile Instruction.

  ICAP Bond
  Form 17-02-2367 (Rev. 10-03)                                            Page 1

3.   By adding to Section 1., Definitions, the following:

     r.   Telefacsimile  means a system of  transmitting  written  documents  by electronic signals over telephone lines to equipment maintained by the
          ASSURED  for the  purpose  of  reproducing  a copy  of said  document.
          Telefacsimile does not mean electronic  communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3.,  Specific  Exclusions  Applicable  to All Insuring
     Clauses Except Insuring Clause 1. the following:

     j.   loss resulting directly or indirectly from Telefacsimile  instructions provided,  however,  this  exclusion  shall not apply to this INSURING
          CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

ICAP Bond
Form 17-02-2367 (Rev. 10-03)                                              Page 2

                                                       ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: June 30, 2007                  FEDERAL INSURANCE COMPANY

                                                       Endorsement/Rider No.   3

                                                       To be attached to and
                                                       form a part of Bond No.
                                                       82047441

Issued to: MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN
ENDORSEMENT NO. 1

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged,  it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation,  is deleted in its entirety.

2.   The third  paragraph in Section 16, Change or  Modification,  is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED,  no change or modification which would adversely  affect the rights of the  ASSURED  shall be  effective  prior to sixty (60) days after  written  notice has been  furnished  to all  insured
     Investment   Companies  and  the   Securities   and  Exchange   Commission,
     Washington, D.C., by the COMPANY.

The title and any headings in this  endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

                                                     By: /s/ Robert Hamburger
                                                     Authorized Representative

17-02-2437 (12/2006) rev.                                                 Page 1

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No:         4

                                                       Bond Number:     82047441

NAME OF ASSURED: MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN
                 ENDORSEMENT NO. 1

                    TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:
     "Termination By The Company
     Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days,  or, if this
     Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation  at  least  sixty  (60)  days  before  the  effective  date of termination for at least one of the following reasons:

     1.   Nonpayment of premium;

     2.   Discovery of fraud or material  misrepresentation  in  obtaining  this
          Bond or in the presentation of a claim thereunder;

     3.   Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which  substantially and  materially  increases  any  hazard  insured  against,  and  which occurred subsequent to the inception of the current BOND PERIOD;

     4.   Conviction  of the ASSURED of a crime  arising out of acts  increasing the hazard insured against;

     5.   Material  change in the risk  which  increases  the risk of loss after insurance  coverage  has been issued or renewed,  except to the extent that the COMPANY  should  reasonably  have  foreseen  the  change,  or contemplated the risk when the contract was written;

     6.   Determination  by the  Commissioner  that the continuation of the Bond would  jeopardize  a COMPANY'S  solvency or would place the COMPANY in violation of the insurance laws of any state;

     7.   Determination  by the  Commissioner  that  continuation of the present
          premium   volume  of  the  COMPANY  would   jeopardize  the  COMPANY'S
          policyholders, creditors or the public;

     8.   Such other reasons that are approved by the Commissioner;

     9.   Determination  by the  Commissioner  that the  COMPANY  no longer  has adequate reinsurance to meet the ASSUREDS needs;

     10.  Substantial breaches of contractual duties,  conditions or warranties;
          or

     11.  Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect  for  sixty  (60) days or less,  and it is not a renewal  Bond,  the COMPANY may  terminate  for any reason by providing  written notice of  termination  at least  sixty (60) days before the  effective  date of termination.

Notice Of Termination

Notice of  termination  under  this  Section  shall be mailed or  delivered,  by certified mail, return receipt provided by the United States Postal Service,  to the ASSURED and to the authorized  agent or broker,  if any, at least sixty (60)
days prior to the  effective  date of  cancellation  at the address shown on the
DECLARATIONS of this Bond.

If this Bond is cancelled for  nonpayment  of premium,  the COMPANY will mail or deliver,  by certified mail, return receipt provided by the United States Postal
Service, a written notice at least thirty (30) days before the effective date of cancellation.  The cancellation notice shall contain  information  regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date.  Cancellation  shall not be  effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized  representatives,  its employees,  or any firm, person or corporation furnishing to the COMPANY,  information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information  pertaining thereto, or for statements made or evidence submitted at any hearings  conducted in  connection  therewith,  if such  information  was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY  elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States
Postal Service,  to the ASSURED,  at his last known address, at least sixty (60)
days before the expiration date or before the anniversary date, if this Bond has been  written for a term of more than one (1) year.  Such  notice  shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.   Bond Number:

b.   Date of Notice;

c.   Reason for Cancellation;

d.   Expiration Date of the Bond;

e.   Effective Date and Hour of Cancellation.

Notice of  nonrenewal  shall not be required if the COMPANY or a COMPANY  within the same  insurance  group has offered to issue a renewal Bond,  the ASSURED has obtained  replacement  coverage  or has agreed in writing to obtain  replacement coverage,  the ASSURED has  requested  or agreed to  nonrenewal,  or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 2

     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the  ASSURED on a pro rata  basis if  terminated  by the  COMPANY or the
     ASSURED.  The  unearned  premiums  shall be refunded to the ASSURED  within forty-five  (45) days of receipt of the  request  for  cancellation  or the effective date of cancellation, whichever is later.

     Conditional Renewal

     If the COMPANY  offers or purports to renew the Bond, but on less favorable terms or at higher rates,  the new terms or higher premiums may take effect on the renewal date,  if the COMPANY  mails or delivers by certified  mail, return  receipt  provided  by the  United  States  Postal  Service,  to the
     ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY  notifies the ASSURED within sixty (60)
     days  prior to the  renewal  date,  the new terms or  premiums  do not take effect  until sixty (60) days after the notice is mailed or  delivered,  in which case,  the  ASSURED  may elect to cancel the renewal  Bond within the sixty (60) day period.  If the  COMPANY  does not notify the ASSURED of the new terms or premiums,  the COMPANY shall continue the Bond at the expiring terms and  premiums  until notice is given or until the  effective  date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2.   It is further  understood  and agreed that for the purposes of Section 13.,
     Termination,  any occurrence  listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 3

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.:        5

                                                       Bond Number:     82047441

NAME OF ASSURED: MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN ENDORSEMENT NO. 1

             STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     "13. Stop Payment Order or Refusal to Pay Check

     Loss  resulting  directly  from the  ASSURED  being  legally  liable to pay compensatory damages for:

     a.   complying  or failing to comply with  notice from any  customer of the
          ASSURED or any authorized  representative  of such  customer,  to stop payment  on any  check or  draft  made or drawn  upon or  against  the
          ASSURED by such customer or by any authorized  representative  of such customer, or

     b.   refusing  to pay any check or draft made or drawn upon or against  the
          ASSURED  by  any  customer  of  the  ASSURED  or  by  any   authorized
          representative of such customer."

2.   By adding the following Specific Exclusion:

     "Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 13

     This Bond does not directly or indirectly cover:

     a.   liability  assumed by the  ASSURED by  agreement  under any  contract, unless such  liability  would have attached to the ASSURED even in the absence of such agreement,

     b.   loss arising out of:

          (1)  libel,  slander,  wrongful  entry,  eviction,  defamation,  false arrest,  false imprisonment,  malicious  prosecution,  assault or battery,

          (2)  sickness,  disease,  physical  bodily  harm,  mental or emotional distress or anguish, or death of any person, or

          (3)  discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.:        6

                                                       Bond Number:     82047441

     NAME OF ASSURED:  MGI FUNDS, AS MORE SPECIFICALLY  DESCRIBED IN ENDORSEMENT
     NO. 1

             AMENDING DEFINITION OF EMPLOYEE-CONSULTANT ENDORSEMENT

It is agreed that this Bond is amended by adding to the  definition  of Employee in Section 1., Definitions, the following:

(10) a  consultant  retained by the  ASSURED and an employee of such  consultant while either is performing  consulting services for the ASSURED pursuant to a written contract.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

ICAP Bond

Form 17-02-2336 (Ed. 10-00)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.:        7

                                                       Bond Number:     82047441

NAME OF ASSURED: MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN ENDORSEMENT NO. 1

                      EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     14.  Extended Computer Systems

          A.   Electronic Data, Electronic Media, Electronic Instruction

               Loss resulting directly from:

               (1)  the fraudulent  modification of Electronic Data,  Electronic
                    Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

               (2)  robbery,  burglary,  larceny  or theft of  Electronic  Data,
                    Electronic Media or Electronic Instructions,

               (3)  the  acts of a  hacker  causing  damage  or  destruction  of
                    Electronic Data, Electronic Media or Electronic  Instruction
                    owned by the  ASSURED  or for which the  ASSURED  is legally liable,  while stored within a Computer System covered under this INSURING CLAUSE, or

               (4)  the damage or  destruction  of Electronic  Data,  Electronic
                    Media or Electronic  Instruction owned by the ASSURED or for which the ASSURED is legally  liable while  stored  within a
                    Computer  System covered under INSURING  CLAUSE 14, provided such damage or destruction was caused by a computer  program or  similar  instruction  which was  written  or  altered to intentionally  incorporate a hidden instruction  designed to damage or destroy  Electronic  Data,  Electronic  Media,  or
                    Electronic  Instruction in the Computer  System in which the computer  program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)                                                Page 1

               B.   Electronic Communication

               Loss resulting directly from the ASSURED having transferred, paid or  delivered  any funds or  property,  established  any  credit, debited  any  account  or given  any  value  on the  faith of any electronic  communications  directed to the  ASSURED,  which were transmitted or appear to have been transmitted through:

               (1)  an Electronic Communication System,

               (2)  an automated clearing house or custodian, or

               (3)  a Telex, TWX, or similar means of communication,

               directly  into the  ASSURED'S  Computer  System or  Communication
               Terminal,  and  fraudulently  purport  to  have  been  sent  by a customer,  automated  clearing  house,  custodian,  or  financial institution,  but which  communications  were  either not sent by said customer,  automated clearing house, custodian, or financial
               institution,   or  were  fraudulently  modified  during  physical
               transit of Electronic  Media to the ASSURED or during  electronic transmission to the ASSURED'S  Computer  System or  Communication
               Terminal.

               C.   Electronic Transmission

               Loss  resulting  directly  from a customer  of the  ASSURED,  any automated  clearing house,  custodian,  or financial  institution having  transferred,  paid or  delivered  any funds or  property, established any credit, debited any account or given any value on the faith of any  electronic  communications,  purporting to have been directed by the ASSURED to such customer, automated clearing
               house,    custodian,   or   financial   institution   initiating,
               authorizing, or acknowledging, the transfer, payment, delivery or
               receipt  of  funds  or  property,   which   communications   were
               transmitted through:

               (1)  an Electronic Communication System,

               (2)  an automated clearing house or custodian, or

               (3)  a Telex, TWX, or similar means of communication,

               directly into a Computer System or Communication Terminal of said customer,  automated  clearing  house,  custodian,  or  financial institution,  and  fraudulently  purport to have been directed by the ASSURED, but which communications were either not sent by the
               ASSURED, or were fraudulently modified during physical transit of
               Electronic   Media  from  the   ASSURED   or  during   electronic
               transmission from the ASSURED'S  Computer System or Communication
               Terminal,  and for which  loss the  ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)                                                Page 2

2.   By adding to Section 1., Definitions, the following:

     s.   Communication Terminal means a teletype,  teleprinter or video display
          terminal,   or  similar   device   capable  of  sending  or  receiving
          information  electronically.  Communication  Terminal  does not mean a telephone.

     t.   Electronic   Communication   System  means  electronic   communication
          operations  by  Fedwire,   Clearing  House  Interbank  Payment  System
          (CHIPS),     Society    of    Worldwide     International    Financial
          Telecommunication  (SWIFT),  similar automated interbank communication systems, and Internet access facilities.

     u.   Electronic Data means facts or information  converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

     v.   Electronic  Instruction  means computer  programs  converted to a form usable in a Computer System to act upon Electronic Data.

     w.   Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.   By   adding   the   following    Section   after   Section   4.,   Specific
     Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

     Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 14

     This Bond does not directly or indirectly cover:

     a.   loss  resulting  directly  or  indirectly  from  Forged,   altered  or
          fraudulent negotiable  instruments,  securities,  documents or written instruments  used  as  source  documentation  in  the  preparation  of
          Electronic Data;

     b.   loss of  negotiable  instruments,  securities,  documents  or  written instruments  except as converted to  Electronic  Data and then only in that converted form;

     c.   loss resulting from mechanical failure, faulty construction,  error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance,  Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

     d.   loss  resulting  directly or  indirectly  from the input of Electronic
          Data at an  authorized  electronic  terminal  of an  Electronic  Funds
          Transfer System or a Customer Communication System by a person who had authorized  access from a customer to that  customer's  authentication mechanism; or

     e.   liability  assumed by the  ASSURED by  agreement  under any  contract, unless such  liability  would have attached to the ASSURED even in the absence of such agreement; or

     f.   loss resulting directly or indirectly from:

          (1)  written instruction unless covered under this INSURING CLAUSE; or

          (2)  instruction  by voice over the  telephone,  unless  covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02)                                                Page 3

4.   By adding to Section 9., Valuation, the following:

     Electronic Data, Electronic Media, Or Electronic Instruction

     In case of loss of, or damage  to,  Electronic  Data,  Electronic  Media or
     Electronic  Instruction  used by the ASSURED in its  business,  the COMPANY shall be liable under this Bond only if such items are actually  reproduced form other Electronic Data,  Electronic Media or Electronic  Instruction of
     the same kind or  quality  and then for not more than the cost of the blank media and/or the cost of labor for the actual  transcription  or copying of data which shall have been  furnished  by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

     However,  if such Electronic Data can not be reproduced and said Electronic
     Data represents  Securities or financial  instruments  having a value, then the loss will be valued as indicated in the  SECURITIES  and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 4

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.:        8

                                                       Bond Number:     82047441

NAME OF ASSURED: MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN ENDORSEMENT NO. 1

                           AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6.   Discovery

     This Bond applies only to loss first  discovered by the  Department of Risk
     Management,  General Counsel Department or Corporate Risk Manager of MMC of
     the ASSURED during the BOND PERIOD.  Discovery occurs at the earlier of the
     Department of Risk Management, General Counsel Department or Corporate Risk
     Manager of MMC of the ASSURED being aware of:

     a.   facts  which may  subsequently  result in a loss of a type  covered by this Bond, or

     b.   an actual or  potential  claim in which it is alleged that the ASSURED is liable to a third party,

     regardless  of when the act or acts  causing or  contributing  to such loss occurred,  even  though the  amount of loss does not exceed the  applicable
     DEDUCTIBLE  AMOUNT,  or the exact amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

Effective date of
this endorsement: June 30, 2007                        FEDERAL INSURANCE COMPANY

                                                       Endorsement No.:        9

                                                       To be attached to and
                                                       form a part of Bond
                                                       Number:          82047441

Issued to: MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN ENDORSEMENT NO. 1

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed  that this  insurance  does not apply to the  extent  that trade or economic  sanctions or other laws or regulations  prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No.        10

                                                       Bond Number:     82047441

NAME OF ASSURED: MGI FUNDS, AS MORE SPECIFICALLY DESCRIBED IN ENDORSEMENT NO. 1

                           REVISE ITEM 2. ENDORSEMENT

It is agreed  that this Bond is amended by deleting  ITEM 2. in its  entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE,  such
INSURING  CLAUSE and any other  reference to such  INSURING  CLAUSE in this Bond shall be deemed to be deleted.  There shall be no  deductible  applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

                                                 SINGLE LOSS         DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY  AMOUNT

1.  Employee                                     $ 1,500,000         $ 50,000

2.  On Premises                                  $ 1,500,000         $ 50,000

3.  In Transit                                   $ 1,500,000         $ 50,000

4.  Forgery or Alteration                        $ 1,500,000         $ 50,000

5.  Extended Forgery                             $ 1,500,000         $ 50,000

6.  Counterfeit Currency                         $ 1,500,000         $ 50,000

7.  Threats to Person                            $ 1,500,000         $ 50,000

8.  Computer System                              $ 1,500,000         $ 50,000

9.  Voice Initiated Funds Transfer Instruction   $ 1,500,000         $ 50,000

10. Uncollectible Items of Deposit               $ 1,500,000         $ 50,000

11. Audit Expense                                $   100,000         $ 25,000

12. Telefacsimile Instruction                    $ 1,500,000         $ 50,000

13. Stop Payment Order or Refusal to Pay Check   $   100,000         $ 25,000

14.Extended Computer Systems                     $ 1,500,000         $ 50,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

                                                     By: /s/ Robert Hamburger
Date: July 10, 2007                                  Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)                                                Page 1

                                  Chubb & Son, div. of Federal Insurance Company
                                  as manager of the member insurers of the
                                  Chubb Group of Insurance Companies

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby  notified  that,  under the Terrorism  Risk Insurance Act of 2002
(the "Act")  effective  November  26, 2002,  this policy makes  available to you insurance  for losses  arising out of certain acts of  international  terrorism.
Terrorism is defined as any act certified by the  Secretary of the Treasury,  in concurrence  with the Secretary of State and the Attorney  General of the United
States,  to be an act of  terrorism;  to be a  violent  act  or an act  that  is dangerous to human life, property or infrastructure;  to have resulted in damage within the United  States,  or outside  the United  States in the case of an air carrier or vessel or the premises of a United States  Mission;  and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest,  as part of an effort to coerce the civilian  population of the United States or to influence the policy or affect the conduct of the United
States Government by coercion.

You should know that the insurance  provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula,  the United States pays 90% of covered terrorism losses that exceed the statutorily  established  deductible to be paid by the insurance  company  providing the coverage.  The portion of your policy's annual premium that is  attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any  questions  about  this  notice,  please  contact  your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                                Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your  company  is now  required  to file  an  electronic  copy of your  fidelity insurance  coverage  (Chubb's ICAP Bond policy) to the  Securities  and Exchange
Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your  agent/broker  with an electronic copy of your insurance  policy as well as instructions on how to submit this proof of fidelity  insurance  coverage  to the  SEC.  You  can  expect  to  receive  this information from your agent/broker shortly.

The electronic  copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and  conditions  of  coverage  as set forth in the paper policy you receive by mail.  The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                       IMPORTANT NOTICE TO POLICYHOLDERS

     All of the members of the Chubb Group of Insurance companies doing business in the United States  (hereinafter  "Chubb")  distribute  their products through licensed  insurance  brokers  and  agents  ("producers").  Detailed  information regarding the types of  compensation  paid by Chubb to producers on US insurance transactions  is available under the Producer  Compensation  link located at the bottom of the page at www.chubb.com,  or by calling  1-866-588-9478.  Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)

                                                                       Exhibit B

                             SECRETARY'S CERTIFICATE

     I, David M.  Goldenberg,  being duly appointed  Assistant  Secretary of MGI
Funds  ("Trust"),  hereby  certify  that the  resolutions  set forth  below were approved in accordance  with the Trust's  Agreement and Declaration of Trust, by the  Trust's  board of trustees  and that such  resolutions  constitute  a valid action of the board of trustees of the Trust.

     RESOLVED,  that the  Fidelity  Bond,  which  provides  for coverage for the
     Trust, in the amount of $1 million,  is reasonable in form and amount,  and such Fidelity Bond, including the portion of the premium to be paid by each
     Fund, is hereby approved by the Board,  including the Independent Trustees, taking into consideration all relevant factors,  including, but not limited to, the value of the  Trust's  assets to which any  person  covered by such
     Fidelity Bond may have access;  the type and terms of the arrangements made for the  custody  and  safekeeping  of such  assets;  and the nature of the securities in the Funds' portfolios; and

     FURTHER RESOLVED,  that the appropriate  officers of the Trust be, and each of them hereby is,  authorized to execute and deliver such documents and to make such  regulatory  filings as may be  necessary  to effect the Fidelity
     Bond  coverage  contemplated  hereby in  accordance  with the 1940 Act, the rules  thereunder,  and the Trust's  By-Laws,  as  applicable;  and FURTHER
     RESOLVED,  that the Secretary or the  Assistant  Secretary of the Trust be,
     and such officer hereby is,  designated as the officer to make filings with the  SEC  and to give  notices,  as may be  required,  from  time to  time, pursuant to Rule 17g1(g) and Rule 17g1(h) under the 1940 Act.

Dated: July 30, 2007

                                                     /s/ David M. Goldenberg
                                                     David M. Goldenberg
                                                     Assistant Secretary